Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

March 9, 2017

Electronic Message from Prof. Dr Aldo Belloni to Linde Employees

Date: 9 March 2017
Subject: Linde delivers solid performance despite economic headwind

Dear colleagues,

Today we are presenting our results for 2016, a year which saw much political uncertainty, strong economic headwinds and continued low oil prices. It was against this backdrop that we implemented difficult cost cutting initiatives and began examining strategic opportunities to make Linde more profitable in the long term. We have faced – and continue to face – great challenges, and I would like to start this message with my heartfelt thanks to all of you. It was certainly not an easy year and you have demonstrated great commitment in this difficult environment.

At today’s press conference, we will announce that our perseverance and tough decisions are beginning to deliver results. Group revenue from continuing operations fell by 2.3 percent to almost EUR 17 billion, while Group operating profit from continuing operations increased slightly by 0.3 percent to around EUR 4.1 billion. However, after adjusting for exchange rate effects, both Group revenue and operating profit increased by 0.2 percent and 2.7 percent, respectively. Please also note that due to the planned sale of our our logistics services provider Gist in 2017, revenue and operating profit contribution from this Division are no longer included in our Group figures.

In our Gases Division, revenue in 2016 fell by 1.8 percent compared with the prior year to around EUR 14.9 billion. After adjusting for exchange rate effects and changes in the price of natural gas, revenue increased by 1.4 percent – with Q4 demonstrating encouraging growth of 2.9 percent. Operating profit in our Gases business rose by 1.4 percent to just over EUR 4.2 billion and we were able to improve operating margin across all segments. While we saw positive trends in some regional markets – such as a solid growth in Asia or in Healthcare product areas in EMEA – the business environment in many regions remains challenging.

In our Engineering Division we continued to see tepid demand in the plant construction sector in 2016. Revenue here fell year-on-year by 9.4 percent to almost EUR 2.4 billion. Operating profit also fell to EUR 196 million. Nevertheless, we were able to maintain the operating margin at 8.3 percent, the same figure as in 2015 and in line with the target of around 8 percent we had set ourselves for the 2016 financial year.

The figures we are reporting today would not be possible without the difficult decisions taken in recent years. The improvement measures implemented as part of the Focus programme had a positive effect on our performance. The second part of our HPO programme has also been successfully completed, delivering EUR 820 million in gross cost savings during the last four years. And our global efficiency programme LIFT is now well underway: the first LIFT restructuring measures have been successfully implemented in the UK and Scandinavia, subsequently making a positive contribution to the margin development in the second half of 2016.

Looking ahead, it is evident that the development of the global economy still faces numerous uncertainties and risks in the coming years, hampering the growth of global industrial production. At the same time, aggressive competition from low-cost rivals will remain. This is why we need to fully exploit all our opportunites to achieve and secure long-term sustainability for our business. We will continue driving our efficiency programmes forward. On the other hand we must also embrace opportunities for growth. This includes developing new products and services to improve our value proposition to our customers as well as adopting digitalisation so that we can turn the challenges caused by technological disruptions into our competitive advantages. Yet another way to grow is by expanding the markets, customer bases and geographies we serve. Our merger negotiations with Praxair are a major aspect of this growth strategy. With all working parties on schedule, we are aiming to conclude the negotiations by the end of April or beginning of May.

Moving forward with these initiatives will bring further changes in 2017, the effects of which are likely to be demanding on all of us. It is my goal to ensure the best success for Linde in the long-term. I fully understand the uncertainty many of you are facing and aim to communicate any relevant developments as soon as possible. Please continue to give your best and once again, thank you for your hard work and dedication.

Best regards,

Aldo Belloni
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Read “Three questions to our CEO” for more insight into our priorities and the current status of the negotiations with Praxair.

For detailed information about our business performance in 2016, please visit the Annual Results microsite on the global intranet.

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Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.